ANNUAL INFORMATION FORM

(“AIF”)

of

ENDEAVOUR SILVER CORP.

(formerly, Endeavour Gold Corp.)

(the “Issuer” or “Endeavour”)

Suite #800 - 850 West Hastings Street
Vancouver, British Columbia, Canada, V6C 1E1
Phone: (604) 685-9775
Fax: (604) 685-9744

Dated: January 25, 2005

ITEM 1:	PRELIMINARY NOTES

1.1	Incorporation of Financial Statements, Information Circular and Other Documents

Specifically incorporated by reference and forming part of this Annual Information Form (the “AIF”) are the financial statements for Endeavour Silver Corp. (formerly, Endeavour Gold Corp.) (the “Issuer” or “Endeavour” which includes its subsidiariy) for the six months ended August 31, 2004 and for the years ended February 29, 2004 and February 28, 2003 and 2002, together with the Management Discussion and Analysis accompanying such interim and year-end financial statements.

All financial information in this AIF is prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). All amounts are stated in Canadian dollars.

Type of Document	Effective Date / Period Ended	Date Filed / Posted	Document name which may be viewed at the SEDAR website at www.sedar.com (or alternative location for non-SEDAR documents)
Interim Financial Statements (most recent)	August 31, 2004	November 1, 2004	Unaudited interim consolidated financial statements - English
Management Information Circular	July 8, 2004	July 13, 2004	Management Proxy / Information Circular – English
A Technical Review of the Guanacevi Project	March 12, 2004 (Amended April 21, 2004)	April 23, 2004	Engineering Report and Certificate of Qualification
Audited annual financial statements (most recent)	February 29, 2004	July 13, 2004	Audited annual financial statements – English
Geological Summary Report on the Otish Mountain Diamond Project	September 20, 2002	January 2, 2003	Engineering Report and Certificate of Qualification
News Releases for 2003 and 2004 and 2005 fiscal years	Various dates (From March 1, 2002 to date of the AIF)		Press Release – English

1.2	Date of Information

All information in this AIF is as of January 25, 2005 unless otherwise indicated.

1.3	Forward-Looking Statements

This AIF contains certain forward-looking statements and information relating to the Issuer that are based on the beliefs of its management as well as assumptions made by and currently available to the Issuer. When used in this document, the words “anticipate”, “believe”, “estimate”, and “expect” and similar expressions, as they relate to the Issuer or its management, are intended to identify forward-looking statements. This AIF contains forward-looking statements relating to, among others, compliance with environmental standards, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and development of the Issuer’s exploration properties. The Management Discussion and Analysis that is incorporated by reference within this AIF also contains forward-looking statements. Such statements reflect the current view of the Issuer with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Issuer to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements.

Endeavour Gold Corp.

1.4	Currency and Exchange Rates

All dollar amounts in this AIF are expressed in Canadian dollars unless otherwise indicated.

ITEM 2:	CORPORATE STRUCTURE

2.1	Name, Address and Incorporation

The Issuer was incorporated under the laws of the Province of British Columbia on March 11, 1981 under the name, “Levelland Energy & Resources Ltd.” Effective August 27, 2002 the Issuer changed its name to “Endeavour Gold Corp.”, consolidated its share capital on the basis of four old common shares for one new common share and increased its share capital to 100,000,000 common shares without par value. Then on September 13, 2004, the Issuer changed its name to “Endeavour Silver Corp.”, transitioned from the Company Act (British Columbia) to the British Columbia Business Corporations Act and increased its authorized share capital to unlimited common shares without par value.

As at January 25, 2005, the Issuer had 19,650,269 common shares issued and outstanding.

The Issuer’s principal business office is located at:

Suite 800 - 850 West Hastings Street
Vancouver, British Columbia
Canada, V6C 1E1

and its registered and records office is located at:

VECTOR Corporate Finance Lawyers
Suite 1040 - 999 West Hastings Street
Vancouver, British Columbia
Canada, V6C 2W2

2.2	Intercorporate Relationships

The Issuer has one wholly owned subsidiary, Endeavour Gold Corporation S.A. de C.V., which is duly incorporated under the laws of Mexico on December 2, 2003.

ITEM 3:	GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Three Year History

The Issuer is a Canadian resource company engaged in the acquisition, exploration and, if warranted, development of precious metal properties in Canada and Mexico. The exploration philosophy of the Issuer has historically been to acquire and to explore resource properties. The Issuer is in the exploration and development stage as none of its properties have yet reached commercial production and none of its properties are beyond the advanced exploration stage.

In December 2004, the Issuer announced a private placement for up to $1.16 million. The financing includes a best efforts brokered private placement for up to 312,500 units at $1.60 per unit for proceeds of $500,000 and a non-brokered private placement for up to 412,500 units at $1.60 per unit for proceeds of $660,000. Each unit is comprised of one common share and one share purchase warrant; each warrant is exercisable to acquire one common share for a two year period at $2.10 in the first twelve months and at $2.30 in the following twelve months thereafter. As at January 25, 2005, the Issuer had received proceeds of $709,600 from the non-brokered private placement. This private placement, including the proposed

Endeavour Silver Corp.

increase in the amount of the non-brokered private placement, has not closed and is subject to the prior approval of the TSX Venture Exchange (the TSX Venture”).

In May 2004, the Issuer signed formal purchase agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine and Guanacevi mineral processing plant in Durango, Mexico. Terms of the agreement give the Issuer the option to pay US$3 million to the vendors and to invest US$1 million in mine exploration and development within one year in order to earn a 51% interest in these operating assets. The balance of the 49% interest can be earned by paying a further US$4 million over the remaining 3 years thereafter to January 2008. The Issuer paid US$1 million to the vendors on the signing of the agreements in May 2004.

In May 2004, the Issuer completed private placements for $9.9 million to finance the acquisition of the Santa Cruz silver-gold mine and the Guanacevi mill. The proceeds received from the private placements were for the acquisition costs of the Santa Cruz mine and Guanacevi processing plant, exploration drilling, underground development and production optimization, as well as for working capital purposes.

In August 2003, the Issuer entered into an option agreement for the El Taco property located in Sonora, Mexico. The Issuer can earn a 100% interest in the property by making cash payments of US$100,000 and issuing 200,000 common shares over a 4 year period, subject to 2% net smelter return royalty. In fiscal 2004, the Issuer paid US$5,000 and issued 25,000 common shares to the vendor. The property was written off in the first quarter of fiscal 2005.

In July 2003, the Issuer entered into an agreement to acquire a 100% interest in the San Jose property located in Sinaloa, Mexico, for cash payments of US$300,000 over a four year period, of which US$10,000 was paid in the first quarter of fiscal 2005. The property was written off in the second quarter of fiscal 2005.

Pursuant to an agreement dated June 20, 2002, the Issuer acquired a 50% interest in two properties located in the Mistassini-Otish area of northern Quebec. In consideration, the Issuer paid $31,000 and issued 150,000 post-consolidation common shares to the vendor in fiscal 2003. The properties were subject to a 3% gross over-riding royalty on all diamond production and a 3% net smelter royalty on all other mineral production. The Issuer had the option to purchase ½% of each of the two royalties for $250,000. During fiscal 2004, the Issuer determined that it would no longer pursue the property and accordingly, wrote-off the $51,100 of costs incurred on the property.

Pursuant to an option agreement dated October 9, 2001, the Issuer was granted an option for the Ham property to earn up to a 100% interest in the mineral claim located in British Columbia in consideration of cash payments in the aggregate of $30,000 ($2,700 paid in fiscal 2002) and issuing an aggregate of 50,400 post-consolidation common shares over a three year period (12,600 post-consolidation common shares issued in fiscal 2002). During fiscal 2003, the Issuer determined that it would no longer pursue the property and accordingly, wrote-off the $4,612 of costs incurred on the property.

During fiscal 2002, the Issuer acquired the Ocock mineral claim located in British Columbia in consideration of incurring certain exploration expenditures on the property. During fiscal 2003, the Issuer determined that it would no longer pursue the property and accordingly, wrote-off the $2,000 of costs incurred on the property.

The Issuer was deemed “Inactive” by the TSX Venture Exchange (“TSX Venture”) on October 29, 2001 due to the Issuer’s inability to satisfy Tier 2 tier maintenance requirements (“Tier 2 TMR”) pursuant to TSX Venture’s Policy 2.6, whereby trading in the securities of the Issuer continued under the inactive designation. During the period of its inactive status, the Issuer was prohibited from granting stock options, and principals and insiders were prohibited from exercising previously granted stock options. Such designation was removed in November 2002 after the Issuer had implemented its reactivation plans. Item 4.1 provides further details of the reorganization.

Endeavour Silver Corp.

On August 27, 2002 the Issuer changed its name to Endeavour Gold Corp., consolidated its share capital on the basis of four old common shares for one new common share and increased its share capital to 100,000,000 common shares without par value. Then on September 13, 2004, the Issuer changed its name from Endeavour Gold Corp. to Endeavour Silver Corp. and increased its authorized share capital from 100,000,000 common shares without par value to unlimited common shares without par value. The Issuer also transitioned from the Company Act (British Columbia) to the British Columbia Business Corporations Act.

For the six months ended August 31, 2004 and for the past three fiscal years, the Issuer closed on the following private placements:

  In May 2004, the Issuer completed private placements for $9.9 million to finance the acquisition of the Santa Cruz silver-gold mine and the Guanacevi mill. The Issuer engaged Canaccord Capital Corporation and Dundee Securities Corporation to act as Agents in a brokered private placement for 5,022,500 units at $1.60 per unit for gross proceeds of $8 million. Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant giving the holder the right to purchase an additional common share at $2 by October 22, 2005 (248,000 warrants expire on October 28, 2005). The Issuer also completed a non-brokered private placement for 1,175,000 units at the same price and with the same terms as the brokered placement for an additional $1.9 million in gross proceeds. The net proceeds from both placements will be used towards the costs of acquisition of the Santa Cruz mine and Guanacevi processing plant, exploration drilling, underground development and production optimization, as well as for working capital;
  In December 2003, the Issuer completed a private placement for 3,050,000 units at a price of $0.30 per unit. Each unit consisted of one common share and one-half of one share purchase warrant. Each whole warrant is exercisable to acquire one common share at an exercise price of $0.35 until October 6, 2005; and
  In January 2003, the Issuer completed a private placement for 3,000,000 units at a price of $0.10 per unit. Each unit consisted of one common share and one share purchase warrant exercisable to acquire one additional common share at a price of $0.12 per share until November 29, 2004.

No equity financings occurred in the fiscal year ended February 28, 2002.

For the six months ended August 31, 2004 and for the past three fiscal years, the following stock options were granted:

  680,000 stock options with an exercise price of $1.60 per share and an expiry date of May 6, 2009 were granted in May 2004;
  270,000 stock options with an exercise price of $0.66 per share and an expiry date of January 14, 2009 were granted in January 2004;
  100,000 stock options with an exercise price of $0.45 per share and an expiry date of December 16, 2005 were granted in December 2003;
  380,000 stock options with an exercise price of $0.22 per share and an expiry date of July 28, 2005 were granted in July 2003; and
  275,000 stock options with an exercise price of $0.10 per share and an expiry date of September 9, 2004 were granted in September 2002.

No stock options were granted in the fiscal year ended February 28, 2002.

Endeavour Silver Corp.

3.2	Significant Acquisitions

Santa Cruz mine and Guanacevi mineral processing plant (Durango, Mexico)

In May 2004, the Issuer signed formal purchase agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine and Guanacevi mineral processing plant in Durango, Mexico. Terms of the agreement give the Issuer the option to pay US$3 million to the vendors and to invest US$1 million in mine exploration and development within one year in order to earn a 51% interest in these operating assets. The balance of the 49% interest can be earned by paying a further US$4 million over the remaining 3 years thereafter to January 2008. The Issuer had paid US$1 million to the vendors on signing the agreements in May 2004.

In May 2004, the Issuer completed private placements for $9.9 million to finance the acquisition of the Santa Cruz silver-gold mine and the Guanacevi mill and for exploration drilling, underground development and production optimization, as well as for working capital purposes.

On May 17, 2004, the Issuer executed six agreements related to the acquisitions and brief summaries thereto are as follows:

1.	Sale and Purchase of Shares with Reservation of Ownership Agreement

This agreement between the shareholders of Minera Santa Cruz y Garibaldi, S.A. de C.V. (“MSCG”) and the Issuer contemplates the acquisition by the Issuer of all the shares of MSCG. MSCG is the sole holder of exploitation rights and sole owner of mining concessions and equipment comprising the Santa Cruz property.

Under the terms of the agreement the Issuer must pay to the shareholders of MSCG the amount of US$2,551,430 to acquire up to a 100% interest in MSCG in accordance with the following schedule:

(a)	US$852,143 on January 28, 2005,

(b)	US$423,571 on January 28, 2006,

(c)	US$637,858 on January 28, 2007, and

(d)	US$637,858 on January 28, 2008.

Upon payment of US$852,143 on January 28, 2005, the Issuer shall have beneficial ownership of a 51% interest in MSCG. Upon payments of the balance of US$1,699,287 over the following three years thereafter, the Issuer shall acquire the remaining 49% interest in MSCG, thereby resulting in ownership of 100% of MSCG.

The Issuer is committed to incur US$1,000,000 in exploration expenditures by May 17, 2005. However, any amount advanced by the Issuer to MSCG as a loan pursuant to the MSCG Loan Agreement dated May 17, 2004 shall be deducted from the exploration expenditure commitment of US$1,000,000. The same exploration commitment of a total of US$1,000,000 is included in three separate agreements, namely, this agreement being the Sale and Purchase of Shares with Reservation of Ownership Agreement, the MSCG Assignment of Mining Concession Rights Agreement, and the MG Sale and Purchase of Assets with Reservation of Ownership Agreement.

2.	MSCG Shareholders’ Agreement

This agreement between the shareholders of MSCG and the Issuer outlines the participation of the parties in the development, administration and operation of the Santa Cruz property and the mining concessions of MSCG and its assets. The agreement becomes effective upon the Issuer

Endeavour Silver Corp.

exercising its option to acquire a 51% interest in MSCG by the payment of US$852,143 on January 28, 2005 and remains in effect until the Issuer acquires a 100% interest in MSCG.

3.	MSCG Assignment of Mining Concession Rights Agreement

This agreement between MSCG and the Issuer involves the transfer of all of MSCG’s rights, interests and title in its wholly-owned mining concessions to the Issuer in consideration for US$448,571. Of this amount, US$428,571 was paid, as required by the agreement, prior to May 17, 2004, and US$5,000 is to be paid annually on January 28, 2005, 2006, 2007 and 2008. Upon payment of US$5,000 on January 28, 2005, the Issuer shall have an undivided interest of 51% in MSCG’s mining concessions with MSCG retaining the remaining 49% interest . Upon payment of the balance of the purchase price (US$15,000) the Issuer will then have a 100% interest in MSCG’s mining concessions.

As set out above, and subject to reduction by amounts loaned to MSCG, the Issuer has committed to incur a total of US$1,000,000 in exploration expenditures by May 17, 2005 on the Santa Cruz property.

4.	MSCG Loan Agreement

This agreement between MSCG and the Issuer involves a loan of US$350,000 to be advanced by the Issuer to MSCG, plus an additional loan amount of $75,000. The loan was used by MSCG to develop and to build an underground ramp on the El Porvenir property as set out in the Issuer’s news release dated January 18, 2005. The loan is secured by a promissory note and bears an interest rate of 9% per annum if the loan is not repaid by January 28, 2005. The loan is to be repaid from the net cash flows generated by any ore produced from the ramp.

However, as set out above, any amount advanced by the Issuer to MSCG as a loan can be deducted from the Issuer’s US$1,000,000 exploration expenditure commitment on the Santa Cruz property.

5.	MG Sale and Purchase of Assets with Reservation of Ownership Agreement

This agreement between Metalurgica Guanacevi, S.A. de C.V. (“MG”) and the Issuer is for the acquisition of 100% of the assets of the mineral processing plant and mill, including the underlying real property, located in the town of Guanacevi and MG’s office, assets and real property located in Durango, in consideration of US$4,000,000. On or prior to execution, the Issuer paid US$571,429. The remaining balance of US$3,428,571 is to be paid as follows:

(a)	US$1,142,857 on January 28, 2005,

(b)	US$571,429 on January 28, 2006,

(c)	US$857,142 on January 28, 2007, and

(d)	US$857,143 on January 28, 2008.

The Issuer shall acquire a 51% interest in MG’s assets by a payment of US$1,142,857 on January 28, 2005. The Issuer can earn the remaining 49% interest by paying the above-noted balance over the next three years thereafter.

As set out above, and subject to reduction by amounts loaned to MSCG, the Issuer has committed to incur a total of US$1,000,000 in exploration expenditures by May 17, 2005 on the Santa Cruz property.

6.	MG Joint Venture Agreement

Endeavour Silver Corp.

This agreement between MG and the Issuer outlines the participation in the development, administration and operation of the assets of MG, in which the agreement becomes effective upon the Issuer exercising its option to acquire a 51% interest in MG’s assets by the payment of US$1,142,857 on January 28, 2005 and remains in effect until the Issuer acquires a 100% interest in MG’s assets.

El Taco property (Sonora, Mexico)

In August 2003, the Issuer entered into an option agreement for the El Taco property located in Sonora, Mexico. The Issuer can earn a 100% interest in the property by making cash payments of US$100,000 and issuing 200,000 common shares over a 4 year period, subject to 2% net smelter return royalty. In fiscal 2004, the Issuer paid US$5,000 and issued 25,000 common shares to the vendor. The property was written off in the first quarter of fiscal 2005.

San Jose property (Sinaloa, Mexico)

In July 2003, the Issuer entered into an agreement to acquire a 100% interest in the San Jose property located in Sinaloa, Mexico, for cash payments of US$300,000 over a four year period, of which US$10,000 was paid in the first quarter of fiscal 2005. The property was written off in the second quarter of fiscal 2005.

ITEM 4:	DESCRIPTION OF THE BUSINESS

4.1	General Description

The Business of the Issuer

The Issuer’s principal business activities are the acquisition, exploration, development and exploitation of resource properties. The Issuer is in the process of exploring and developing its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts capitalized for resource properties is dependent upon the existence of economically recoverable reserves in its resource properties, the ability of the Issuer to arrange appropriate financing to complete the development of its properties, confirmation of the Issuer’s interest in the underlying properties, the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof. The Issuer has incurred significant operating losses and currently has no significant source of revenue. The Issuer has financed its activities principally by the sale of equity securities. The Issuer’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Issuer to raise equity financing, and the attainment of profitable operations to fund its operations.

The Issuer and its management group have been actively involved in the evaluation, acquisition and exploration of mineral properties in Canada and Mexico. Starting with early stage exploration prospects, the organization progressed to more advanced properties. To date the Issuer has not developed any commercial mineral production or significant revenues from its mining properties. The Issuer plans to continue exploring and developing its properties and, if appropriate, seek partners or buyers to purchase, or assist in further development (by way of joint venture or otherwise) of its properties. The Issuer seeks to identify properties with significant potential and to acquire those properties on the basis of option agreements relying on the representations and warranties of the vendors as to the state of title, with limited title work being performed by the Issuer. Detailed title work is only undertaken once it has been determined that the property is likely to host a significant body of ore. Consequently, there is a

Endeavour Silver Corp.

significant risk that adverse claims may arise or be asserted with respect to certain of the Issuer’s properties.

Previously the Issuer focused its activities principally in Canada and by the end of fiscal 2004 it relinquished its remaining Canadian property. In fiscal 2004 the Issuer was active in seeking properties of merit in Mexico. This culminated in the Issuer entering into formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine and Guanacevi mineral processing plant in Durango, Mexico, and the related surface properties and exploitation rights in Mexico. The acquisitions of the silver-gold mine and the processing plant should allow the Issuer to become a primary silver producer, as well as to transform the Issuer from a mineral exploration company to an operating mining company.

Competitive Conditions

Significant competition exists for natural resource acquisition opportunities. As a result of this competition, some of which is with large, well established mining companies with substantial capabilities and significant financial and technical resources, the Issuer may be unable to compete for nor acquire rights to exploit additional attractive mining properties on terms it considers acceptable. Accordingly, there can be no assurance that the Issuer will be able to acquire any interest in additional projects that would yield reserves or results for commercial mining operations.

Environmental Protection

Environmental legislation is evolving in a manner such that standards, enforcement, fines and penalties for non-compliance are becoming stricter and can be foreboding. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The costs of compliance with changes in government regulations have the potential to reduce the profitability of future operations. To the best of its knowledge, the Issuer is in compliance with environmental laws and regulations in effect in those countries where its properties are located.

Number of Employees

As at January 25, 2005 and the date of this AIF, the Issuer has thirteen employees.

Foreign Operations

The Issuer’s option agreements for the Santa Cruz silver-gold mine and Guanacevi mineral processing are for operations which are located outside of Canada in Mexico, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Issuer and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Issuer to obtain any required production financing for its mineral properties.

Reorganization

The Issuer was deemed "Inactive" by the TSX Venture on October 29, 2001 due to the Issuer’s inability to satisfy Tier 2 TMR pursuant to TSX Venture’s Policy 2.6, whereby trading in the securities of the Issuer continued under the inactive designation. During the period of its inactive status, the Issuer was prohibited from granting stock options, and principals and insiders were prohibited from exercising previously granted stock options.

Endeavour Silver Corp.

Such designation was removed in November 2002 after the Issuer had implemented its reactivation plans. The Issuer’s reactivation plans which were implemented in the fiscal year ended February 28, 2003 included the following items:

  share consolidation on a four old for one new basis;
  change of name from Levelland Energy & Resources Ltd. to Endeavour Gold Corp.;
  the appointment of a new Board of Directors at the Issuer’s annual general meeting held in July 2002;
  closing of a private placement for 3,000,000 units at $0.10 per unit for total proceeds of $300,000. Each unit was comprised of one common share and one share purchase warrant exercisable to acquire one additional common share at an exercise price of $0.12 per share until November 29, 2004;
  issuance of 184,500 common shares at a deemed price of $0.10 to settle debts of $18,450;
  receipt of debt financing totaling $50,000 of which a loan for $25,000 was repaid during the 2003 fiscal year; and
  acquisition of the Otish Mountain property in Quebec.
4.2	Risk Factors

The Issuer’s ability to generate revenues and profits from its natural resource properties, or any other resource property it may acquire, is dependent upon a number of factors, including, without limitation, the following risk factors.

Precious and Base Metal Price Fluctuations

The Issuer does not have any precious and base metal mining operations. The profitability of the any such operations in which the Issuer has an interest will be significantly affected by changes in the market prices of precious and base metals. Prices for precious and base metals fluctuate on a daily basis, have historically been subject to wide fluctuations and are affected by numerous factors beyond the control of the Issuer such as the level of interest rates, the rate of inflation, central bank transactions, world supply of the precious and base metals, foreign currency exchange rates, international investments, monetary systems and political developments. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Issuer not receiving adequate returns on invested capital or the investments retaining their respective values.

Operating Hazards and Risks

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions can occur. Operations in which the Issuer has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damages. The Issuer may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. Any compensation for such liabilities may have a material, adverse effect on the Issuer’s financial position.

Exploration and Development

There is no assurance given by the Issuer that its exploration and development programs and properties will result in the discovery, development or production of a commercially viable ore body.

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At this time, none of the Issuer’s properties

Endeavour Silver Corp.

have any defined ore-bodies with proven reserves. Unusual or unexpected geological structures or formations, fires, power outages, labour disruptions, floods, explosions, cave-ins, land slides, acts of God, earthquakes, war, rebellion, revolution, delays in transportation, inaccessibility to property, restrictions of courts and/or government authorities, other restrictive matters beyond the reasonable control of the Issuer, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Issuer has relied, and may continue to rely, upon consultants and advisers for development and operating expertise. The economics of developing silver, gold and other mineral properties are affected by many factors including capital and operating costs, variations of the tonnage and grade of ore mined, fluctuating mineral markets, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Depending on the prices of silver, gold or other minerals produced, the Issuer may determine that it is impractical to commence or continue commercial production. Substantial expenditures are required to discover an ore-body, to establish reserves, to identify the appropriate metallurgical processes to extract metal from ore, and to develop the mining and processing facilities and infrastructure. The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond the Issuer’s control and which cannot be accurately foreseen or predicted, such as market fluctuations, conditions for precious and base metals, the proximity and capacity of milling and smelting facilities, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection. In order to commence exploitation of certain properties presently held under exploration concessions, it is necessary for the Issuer to apply for an exploitation concession. There can be no guarantee that such a concession will be granted.

Calculation of Reserves and Resources and Precious Metal Recoveries

There is a degree of uncertainty attributable to the calculation and estimates of reserves and resources and their corresponding metal grades to be mined and recovered. Until reserves or resources are actually mined and processed, the quantities of mineralization and metal grades must be considered as estimates only.

Government Regulation

Operations, development and exploration on the Issuer’s properties are affected to varying degrees by government regulations relating to such matters as environmental protection, health, safety and labour, mining law reform, restrictions on production, price controls, tax increases, maintenance of claims, tenure, and expropriation of property. There is no assurance that future changes in such regulation, if any, will not adversely affect the Issuer’s operations.

The activities of the Issuer require licenses and permits from various governmental authorities. While the Issuer currently has been granted the requisite licenses and permits to enable it to carry on its existing business and operations, there can be no assurance that the Issuer will be able to obtain all the necessary licenses and permits which may be required to carry out exploration, development and mining operations for its projects.

Environmental Factors

All phases of the Issuer’s operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Issuer’s operations. Environmental hazards may exist on the Issuer’s properties which are unknown to the Issuer at present which have been caused by previous or existing owners or operators of the properties.

Endeavour Silver Corp.

Title to Assets

Although the Issuer has or will receive title opinions for any properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Issuer has not conducted surveys of the claims in which it holds direct or indirect interests and, therefore the precise area and location of such claims may be in doubt. The Issuer’s claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by unidentified or unknown defects.

Uncertainty of Funding

The Issuer’s current operations do not generate any positive cash flow and it is not anticipated that any positive cash flows will be generated in the near future. The Issuer has limited financial resources, and the mineral claims in which the Issuer has an interest and an option to acquire an interest require financial expenditures to be made by the Issuer. There can be no assurance that adequate funding will be available to the Issuer so as to exercise its option or to maintain its interests once those options have been exercised.

Further exploration work and development of the properties in which the Issuer has an interest or option to acquire depend upon the Issuer’s ability to obtain financing through joint venturing of projects, debt financing or equity financing or other means. Failure to obtain financing on a timely basis could cause the Issuer to forfeit all or parts of its interests in mineral properties or reduce or terminate its operations.

Industry Competition and Agreements with Other Parties

The mining industry is intensely competitive in all of its phases, and the Issuer competes with many companies possessing greater financial resources and technical facilities than itself. Competition in the mining business could adversely affect the Issuer’s ability to acquire suitable producing properties or prospects for mineral exploration in the future.

The Issuer may, in the future, be unable to meet its share of costs incurred under agreements to which it is a party, and the Issuer may have its interest in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Issuer may be unable to finance the cost required to complete recommended programs.

Potential Conflicts of Interest

The directors and officers of the Issuer may serve as directors and/or officers of other public and private companies, and may devote a portion of their time to manage other business interests. This may result in certain conflicts of interest. To the extent that such other companies may participate in ventures in which the Issuer is also participating, such directors and officers of the Issuer may have a conflict of interest in negotiating and reaching an agreement with respect to the extent of each company’s participation. The laws of British Columbia, Canada, require the directors and officers to act honestly, in good faith, and in the best interests of the Issuer and its shareholders. However, in conflict of interest situations, directors and officers of the Issuer may owe the same duty to another company and will need to balance the competing obligations and liabilities of their actions. There is no assurance that the needs of the Issuer will receive priority in all cases. From time to time, several companies may participate together in the acquisition, exploration and development of natural resource properties, thereby allowing these companies to: (i) participate in larger properties and programs; (ii) acquire an interest in a greater number of properties and programs; and (iii) reduce their financial exposure to any one property or program. A particular company may assign, at its cost, all or a portion of its interests in a particular program to another affiliated company due to the financial position of the company making the assignment. In determining whether or not the Issuer will participate in a particular program and the interest therein to be acquired by it, it is expected that the directors and officers of the Issuer will primarily consider the degree of risk to which the Issuer may be exposed and its financial position at that time.

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Foreign Countries and Regulatory Requirements

The Issuer’s properties are located in countries outside of Canada, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes may vary from country to country and are beyond the control of the Issuer and may adversely affect its business. Such changes have, in the past, included nationalization of foreign owned businesses and properties. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income and other taxes and duties, expropriation of property, environmental legislation and mine safety. These uncertainties may make it more difficult for the Issuer and its joint venture partners to obtain any required production financing for its mineral properties.

Third Party Reliance

The Issuer’s rights to acquire interests in certain mineral properties have been granted by third parties who themselves hold only an option to acquire such properties. As a result, the Issuer may have no direct contractual relationship with the underlying property holder.

4.3	Asset-Backed Securities Outstanding

The Issuer does not have outstanding asset-backed securities.

4.4	Mineral Projects

The Issuer’s sole reportable segment is mineral exploration and development. The Issuer is in the business of exploration and development of natural resources.

Santa Cruz silver-gold mine and Guanacevi mineral processing plant

Introduction: In January 2004, the Issuer entered into preliminary agreements to acquire up to a 100% interest in the Santa Cruz silver-gold mine (the “Santa Cruz Mine”) and Guanacevi mineral processing plant (the “Guanacevi Plant”) in Durango, Mexico (collectively, the “Durango Initial Option Agreements”). Based upon the Issuer’s preliminary due diligence, the Issuer concluded that the Santa Cruz Mine was under-explored, there existed considerable opportunity to discover additional economic mineralization, the Guanacevi Plant was under-utilized, and there existed considerable opportunity to expand the plant operations.

In May 2004, the Issuer signed formal purchase agreements (the “Durango Option Agreements”) to acquire up to a 100% interest in the Santa Cruz Mine and Guanacevi Plant. Terms of the agreement give the Issuer the option to pay US$3 million to the vendors and to invest US$1 million in mine exploration and development within one year in order to earn a 51% interest in these operating assets. The balance of the 49% interest can be earned by paying a further US$4 million over the remaining 3 years thereafter to January 2008. The Issuer had paid US$1 million to the vendors on signing the agreements in May 2004.

The Santa Cruz Mine is an advanced silver/gold/lead/zinc exploration and producing mine and is considered a classic, high-grade silver-gold, low sulphidation epithermal vein deposit, characterized by adularia-sericite alteration. The Santa Cruz vein is a silver-rich structure with lesser amounts of Au, Pb and Zn. Mineralization based on past production has averaged 500 g Ag/t and 1 g Au/t over true widths averaging 3 m.

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The Santa Cruz Mine and Guanacevi Plant were the subject of a technical review dated March 12, 2004, as amended April 21, 2004, which was prepared by Velasquez Spring and Andrew Harasimowicz, both of Watts, Griffis and McOuat Limited, consulting geologists and engineers (the “WGM Report”), which had been filed with the applicable regulatory bodies in April 2004. The WGM Report complies with National Instrument 43-101 (“NI 43-101”).

The following description of the Santa Cruz Mine and Guanacevi Plant have been summarized primarily from the WGM Report. Further details are provided in the WGM Report which is available at www.sedar.com.

Santa Cruz silver-gold-mine

Current Status: In the second quarter of fiscal 2005, the Issuer implemented its US$1.1 million Phase 1 exploration program for the Santa Cruz silver-gold mine on two prospective ore zones, North Porvenir and San Guillermo, which are being explored using underground ramps and diamond drilling for the purpose of outlining mineable resources in each zone and to prepare them for production in 2005. Approximately 800 metres of undergound development, including 350 metres of ramp access plus related crosscuts, sublevels and raises are expected to be completed in order to explore and to prepare the North Porvenir mine for production. The Issuer advanced US$350,000 as a loan for the ramp development in May 2004 and another US$75,000 in October 2004. To complement the underground exploration program, a 6,000 metre surface drilling program was also implemented for the North Porvenir zone and focused on outlining the mineralization on 50 metre centres so as to better guide the underground development program.

By mid October 2004, the exploration program for the North Porvenir zone intersected high-grade silver. About 340 metres of access ramp (2.5 m x 2.5 m diameter at –12% grade) plus a ventilation raise and 8 crosscuts have been completed. The Issuer also completed 942 metres of diamond drilling in three holes that extend the high grade North Porvenir zone a further 50 metres to the north (350 metres total length still open) and to 200 metres in vertical depth (250 metres total depth still open). In both the crosscuts and the drill holes, economically significant silver and gold grades were intersected over mineable widths.

As for the San Guillermo zone, about 100 metres of access ramp were completed and sampling is underway in two prospective ore shoots.

In addition to the Phase 1 exploration program, the Issuer also implemented metallurgical testing and mill optimization programs at the Guanacevi processing plant in order to improve recoveries of silver and gold. RDI Resource Development Inc, metallurgical consultants, completed a millsite tour and concluded that the mill and processing equipment were in good condition, plant personnel are highly experienced operators, and a third pump station plus expansion of the tailings pond should increase the reprocessing of old oxidized tailings from 450 tonnes per day to 750 tonnes per day.

At this time, the Santa Cruz Mine and the Guanacevi Plant are expected to produce 300,000 ounces of silver in 2004.

Property Description and Location: The Santa Cruz Mine is located in the mining district of Guanacevi which is located in northwestern Mexico in the northwest portion of Durango State some 260 km northwest of the inland city of Durango. The Santa Cruz Mine consists of 7 exploitation concessions totaling 406.38 hectares of which six are held in the name of subsidiaries of the Mexican mining company, Industrias Penoles S.A. de C.V. An additional 50.0 ha concession held by Cia. Metalurgica Guanacevi S.A. de C.V. (“CMG”) covers other veins, some 2 km to the north from the Santa Cruz Mine, which have never seen modern exploration.

Accessibility, Climate, Local Resources, Infrastructure and Physiography: The Guanacevi mining district can be accessed from Durango City, Durango, Mexico, by approximately 320 km paved highway,

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requiring about a four and one half hour drive. From Guanacevi, a well conditioned dirt road leads southwards two kilometers to the Guanacevi Plant and an additional 5 km further to the Santa Cruz Mine. Guanacevi can also be accessed by air, as it has a small airport with a 1,000 metre long dirt airstrip capable of handling light aircraft. Durango is serviced by a regional jet airport with numerous daily flights to major Mexican cities, and with some international flights to Los Angeles and Houston.

The dry season is from October through June with the wet season from July to September. The total average annual rainfall varies from about 65 to 105 mm. Winter temperatures vary from a maximum of 15°C to a minimum of -3°C while summer temperatures range from a minimum of 20°C to a maximum of 30°C.

The Guanacevi mining district covers an area measuring approximately 5 km (NE-SW) by 10 km (NW-SE) and contains more than 100 silver/gold mines and although only two of the mines are presently operating, there is a considerable trained mining workforce available in the area. The population of Guanacevi is about 2,000, and the town has all modern amenities, including primary schools, a secondary school (high school), two small hospitals, various stores, restaurants and a hotel. Although the town does not have a bank, it does have a “foreign exchange house” (casa de cambio). The town, mine and plant, are connected to the national land-base telephone system that provides reliable national and international direct dial telephone communications as well as stable internet connections and satellite television. A 34 kV power line, operated by the Federal Power Authority, supplies power to the town and to the Guanacevi plant and to the Santa Cruz mine. Although Guanacevi is a regional support center, the town is also economically dependent on the mining and milling operations within the district.

A 5 km well maintained dirt road connects the plant and mine. Two 10 tonne highway haul trucks transport the ore to the plant. At the mine site is a small office, small core storage building, and a repair shop/warehouse which are centered around the inclined shaft of Santa Cruz. Underground development extends to a depth of 250 m from surface. Seven levels have been developed, the deepest of which is level 13 and the level 6 is developed over a 1.15 km length and connected to surface at both ends. Mine personnel, totalling 40 in number operate two 8-hour shifts per day, 6 days per week, producing approximately 150 tpd of ore and/or waste. Main underground equipment consists of two 3-cubic yard scoop trams, plus one 1½ cubic yard and one 1 cubic yard scoop trams, 2 compressors and 20 jackleg drilling machines and several Flyte pumps (8) ranging in capacity from 300 HP to 15 HP.

Guanacevi is located on the altiplano at about 2,170 m elevation, east of the Sierra Madre Occidential mountain range within low, rounded foothills showing a relief of about 650 m from the valley bottoms near 2,100 m to the crests at 2,750 m. The mountains are covered with predominately scrub oak and pine trees, and occasional cacti, with the pine trees more prevalent at the higher elevations.

History: Mining in the Guanacevi district extends back to at least 1535 when the mines were first worked by the Spanish. By the start of the 18th Century, it had become an important mining centre as reported by Alexander von Humboldt in his travels through Nueva España. It reached its greatest activity at the start of the 20th Century when five processing plants and three primitive smelters were in operation and more than 15 mines were in production.

Since that time the district has experienced several periods of bonanza-grade production culminating with the operation of the first mint in 1844. The vast majority of production came prior to the Mexican Revolution in 1912. Guanacevi was known for its high silver grades. Official production records indicate a total value of 500 million pesos equivalent to approximately 500 million ounces of silver and silver equivalents, a present day value of about US$3.25 billion. That would make the Guanacevi district one of the top five silver mining districts in Mexico on the basis of past production.

Since the Revolution, production has been sporadic. The Guanacevi Mining Company operated from the 1930s until production ceased in 1942. Daily output was approximately 110 tpd.

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In the 1970s, the Comisión de Fomento Minero ("Fomento Minero"), a Federal government agency charged with the responsibility of assisting the small-scale Mexican mining industry constructed a 250 tpd flotation plant, now part of the Guanacevi Plant. The flotation plant has been expanded over time to its present capacity of 800 tpd. In the early 1990s, Fomento Minero started construction of a 600 tpd cyanide leach plant but construction ceased when it was only 30% complete due to the lack of funding.

In 1992, CMG, a private company purchased the Fomento Minero facilities and completed the construction of the leach plant. During year 2002, the flotation plant production ranged from 170 to 250 tpd coming from the three mines: Santa Cruz, Barradon and La Prieta mines, with approximately 700 to 800 tpm additional feed purchased from other small scale operations.

Current production is coming from two mines without the benefit of any systematic exploration drilling, geological mapping or mine planning. During the 1920s, Industrias Peñoles purchased several mines including the Santa Cruz mine where from 1921 to 1924 the 330 m inclined shaft was developed and several kilometres of underground workings on Levels 3, 6, 7, 8, 10, 11 and 13, that partially explored the ore shoots of the veins. However, the results were not sufficient for Industrias Peñoles at that time and the mine entered into a passive state with Peñoles renting the mines to various contractors who have slowly mined the more accessible mineralization up to the present date.

At the start of the 1960s, Engineer Sanchez Mejorado of Peñoles estimated a resource of 360,000 tonnes at a grade of 500 g Ag/t the Santa Cruz Mine and recommended more exploration to prove the tonnage. Engineer Sanchez M. mapped and sampled the mine underground and recommended diamond drilling below Level 13, which was completed in 1983 with reportedly an 229,000 additional tonnes outlined at an average thickness of 4.66 m at a grade of 1.20 g Au/t and 525 g Ag/t. In March 1996, under an assistance program to Guanacevi Mining District, Engineer Jesus Chairez Blanco rechecked the resource estimate below Level 13 with the following results: a stated "reserve*" of 211,000 tonnes at an average width of 5.04 m and an average grade of 1.51 g Au/t and 688 g Ag/t without including the inferred mineral resources. Engineer J. Chairez B. estimated that some 17,000 tonnes of the "proven reserves*" have been mined from the workings both above and below Level 13 (11,700 tonnes above Level 13 and 5,200 tonnes below Level 13) down to the ground water level of the mine. [* These “reserves” do not meet NI 43-101 standards.]

Regional Geology: The rock types of the district can be grouped into five lithological units: upper volcanics, quartz laterite dykes, lower volcanics, volcanoclastic sediments and Guanacevi conglomerates.

The oldest unit in the district is the Guanacevi conglomerate, a polymictic basal conglomerate composed of angular to subangular fragments of quartz and metamorphic rocks set in a sandy to clayey matrix within a sericitic and siliceous cement. It is of Upper Jurassic or Lower Cretaceous in age and while the lower contact is not visible it is over 400 m in thickness. The upper contact is transitional with the overlying Lower Volcanics. It has been structurally defined as a horst and it can locally contain in the district some important silver and gold veins.

Overlying the Guanacevi Conglomerate are a volcanic sedimentary sequence composed of marls and shales of undifferentiated Cretaceous Age. In some locations one can observe thin beds of clayey limestone and dark grey sandstones corresponding to a biomicrite limestones characteristic of deposition in a low energy environment.

Discordantly overlying the volcanic sediments is the Lower Volcanics unit of pyroclastics composed of angular to subangular andesite fragments sit in a glassy crystalline matrix made up predominantly of plagioclase phenocrysts.

The thickness of Lower Volcanic unit has been designated to be at least 350 m thick. The upper contact is unconformable with the Upper Volcanic units. To the north of Guanacevi are 50 to 120 m wide dykes of premineralization quartz latite cutting all of the previous described rocks. The dykes generally strike

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NW60°SE and dip 60° to 72°SW and 65° to 84°NE. The dykes are discontinuous over a 5 km length and because of their stratigraphic position are considered of oligocene age.

Overlying unconformably all previous units is the Upper Volcanic Unit of Oligocene age, composed of volcanic flows, ignimbrites and rhyolitic tuffs. The flows are generally subhorizontal with a thickness of 700 to 1,000 m.

Outcropping 7 km southeast of the town of Guanacevi and affecting the Upper Volcanic Unit is a rhyolitic dome that covers an approximate area of one square kilometre.

The dome exhibits a fluid structure, with alternating bands of micro-crystalline quartz and altered feldspar crystals, that strike NW10°SE and dip 84°NE.

The rocks at the base of the Mesozoic are strongly deformed with the development of sericitic alteration, shearing, and sigmoidal structures and the development of microfolding in local shear zones and are associated with the overthrust nappe folds. The age of this deformation is considered to be Laramide (late Cretaceous to end of the Paleocene).

After the Laramide tectonic event, a NW-SE extensional system developed evident by the emplacement of dykes (premineralization) and systems of veins in the listric faults (concave upward thrust faults) that all together are represented by a brittle shear zone.

They are believed to be of early Oligocene age prior to the age of the Upper Volcanic Unit. During the Neogene (Miocene and Pliocene) a NNE-SSW compressive system developed a horst and graben structural setting accompanied by an overflow of basalt along the fissures.

In the Guanacevi mineral district, these NNE-SSW faults were important as the pathway for the upwards flow of the mineralizing solutions. Two other fault systems that are present in the district, are those striking N-S and those NE-SW and are the result of the horst and graben structure development.

Local Geology: The Santa Cruz mine property covers about a 3.0 km strike length of the Santa Cruz fault/vein system. The Santa Cruz vein is similar in many respects to all the other veins in the Guanacevi district except that it is the only one to lie on the west side of the horst of Cretaceous conglomerates and it dips west instead of east.

Structure: The Santa Cruz vein-fault, the host of the Ag/Au mineralization, is located on the west side of the horst oriented NW and principally occurs at the contact of the Guanacevi Conglomerate and the Lower Volcanics. The vein/fault presents a preferred strike of NW 45°SE with dips of 45° to 65°SW. In the mine it extends for a total depth of 500 m measured from the Garibaldi shaft to the ore shoot of Level 13 of drillhole S-52 at an average width of 3.7 m.

Alteration: The sedimentary and volcanic rocks are hydrothermally altered with propylitization (chlorite) the most widespread, up to 150 m from the veins, with narrower bands of potassic and argillic alteration (kaolinite and adularia) typically up to 25 m thick in the hangingwall and with silicification near the veins. Phyllic alteration however is absent in the Guanacevi district.

Deposit Type: The Guanacevi silver-gold district is composed of classic, high grade silver-gold, epithermal vein deposits, characterized by low sulphidation and adularia-sericite alteration. They formed during the final stages of igneous and hydrothermal activity. As is common in epithermal deposits, the hydrothermal activity that produces the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanics that produced the rocks that host the epithermal vein systems.

The Guanacevi veins are typical of most other epithermal silver-gold vein deposits in Mexico in that they are primarily hosted in the Tertiary lower volcanic series of andesite flows, pyroclastics and epiclastics

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overlain by the upper volcanic series of rhyolite pyroclastics and ignimbrites. The Santa Cruz vein appears to favour the Cretaceous conglomerates and mudstones although both andesites and rhyolites have been mapped in the hangingwall of the vein.

Mineralization: The Santa Cruz vein is a silver-rich structure with lesser amounts of Au, Pb and Zn. Mineralization has averaged 500 gpt Ag and 1 gpt Au over 3 m true width based on past production. The minerals encountered are argentite-acanthite, limited gold, galena, sphalerite, pyrite and manganese oxides. Gangue minerals noted are barite, rhodonite, rhodochrosite, calcite and quartz. The mineralization down to Level 6 is mainly oxidized with a transition zone of oxides to sulphides occurring between Levels 6 to 8, although sulphide ore is currently being mined above Level 6.

The mineralization at Level 13 is, according to Engineer Jesus Chairez Blanco, located in the supergene-enriched zone at the phreatic water level.

The mineralization exhibits evidence of multiple hydrothermal phases often with finely banded minerals and typically, the higher grade mineralization is associated with multiple phases of banding and brecciation. The first phase, the deposition of white quartz, white calcite and pyrite, in stockwork structures, often exhibits horse-tail structures furcating both in the horizontal and vertical sense to form imbricate pods. The second phase deposited semitranslucent quartz with argentite, scarce gold, and oxides of manganese (2%) and rare lead and zinc sulphide (4%) the latter particularly in the lower part of the hydrothermal system. The second phase was accompanied by the deposition of barite, rhodonite, rhodochrosite and calcite. It is believed the mineralogical zoning has a greater extension vertically than horizontally and is associated with the deposition of the Upper Volcanic Group (ignimbrites).

Low sulphidation, epithermal veins in Mexico typically have a well defined, subhorizontal ore horizon along the veins about 300 m to 500 m in vertical extent where the bonanza grade ore shoots have been deposited due to boiling of the hydrothermal fluids. Neither the top nor the bottom of the Santa Cruz ore horizon have yet been found but given that high grade mineralization occurs over a 400 m vertical extent from the top of the Garibaldi shaft to below the Level 13, erosion cannot have removed much of the ore horizon.

Exploration: Apart from an eight month evaluation program in 2003 consisting of an extensive systematic, underground channel sampling program and surveying program by Pan American Silver Company including the drilling of three diamond drillholes, there has not been any exploration carried out in the Santa Cruz mine since that conducted by Peñoles prior to 1992. The results of the Pan American Silver sampling program include three diamond drillholes which intersected significant mineralization.

The exploration works conducted by Peñoles consisted of channel sampling across the mineralized zone coupled with short lateral winke diamond drillholes (diameter approximately one inch) from the vein structure workings and detailed surveying and geological mapping of the underground workings. The limited exploration by Peñoles was well conducted, and blocked out several areas of potential resources. It is believed more than half of these areas of potential resources, except for those below the water table below Level 13, have been mined out. Since the present operations have neither a geologist, nor a surveyor, nor a mining engineer to control the areas being mined (except in a general sense) it is not possible to determine the mined-out areas at this time.

Drilling: During 1985 to 1990, Peñoles drilled 12 holes to test the extension of the mineralization at depth below Level 13. Although silver and gold values show considerable differences in the individual drillholes, the silver and gold average values are consistent with values reported in other areas in the mine, similarly the average true width is greater than 5.0 m.

Mining Operations: Santa Cruz Mine is located 3 km from the Guanacevi milling and flotation facilities. The Guanacevi milling and flotation facilities process ore from the Santa Cruz and other local mines. The road from Durango to Guanacevi is paved with asphalt. Well maintained, well conditioned dirt roads provide access from the town of Guanacevi to the mine and the milling and flotation facilities.

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The mine site is situated in a valley approximately in the middle of the north side of the Santa Cruz vein system at about 2,375 m above sea level. The highest point of the Santa Cruz vein system reaches almost 2,500 m above sea level. The mine site infrastructure consists of a hoist room and skip load out arrangement, inclined shaft, compressor room with 4 units at 500 cfm capacity each (two units operating), 1,000 kW electrical transformer, maintenance shop with a lamp room, shed for mobile equipment, ore and waste storage pads, material storage areas, explosives magazines, core shack and a small office building.

At the mine site is a small office, small core storage building, and a repair shop/warehouse which are centered around the inclined shaft of Santa Cruz. Underground development extends to a depth of 250 m from surface. Seven levels have been developed with the 6th level developed over a 1.15 km length and connected to surface at both ends. Mine personnel, totalling 40 in number operate two 8 hour shifts per day, 6 days per week, producing approximately 150 tpd. Main underground equipment consists of two 3-cubic yard scoop trams, plus one 1½ cubic yard and one 1 cubic yard scoop trams, 2 compressors and 20 underground drilling machines and several Flyte pumps (8) ranging in capacity from 300 HP to 15 HP.

The Santa Cruz vein system above the elevation 2,375 m is accessed by a series of adits and ramps located in different points of the mine site. There are a number of internal ramps for connection between some of the production levels in the mine.

The central part of the vein system below the elevation 2,375 m is accessed by an inclined at 55°, 300 m long shaft (cross section 3 m x 3 m) terminating some few metres below the 13th level and equipped with a 2.5 tonne capacity skip vessel. The 13th level corresponds to an elevation of 2,150 m above sea level.

The inclined shaft is utilized for hoisting ore, men and materials. The shaft skipping capacity is limited to hoisting 4,500 tonnes of ore per month.

Hanging and footwall rocks are very competent and allow for maintaining relatively wide unsupported open stopes in mining areas. The mine openings and excavations are unsupported and only rely on rock strength. Generally rock conditions are good due to the majority of rocks exhibiting strong physical properties. There are sporadic cases of some localized areas containing schistose rocks requiring ground conditioning and application of ground support.

A typical mining width averages 2 m. In some places it can range from 0.8 to 14 m of horizontal thickness of the vein. The mine utilizes open stoping and shrinkage mining methods for mining ore. The previous owner successfully employed cut-and-fill methods in the past. Production drilling is being done with hand held drills targeting 1.8 m to 2.4 m long rounds.

A typical single production round yields 16-25 tonnes of ore per blast. The blasted ore drops by gravity to the lower level where it is picked up by small (one or two yard bucket capacity) LHD units and hauled away to ore passes or directly to the surface storage pads. From the storage pads the ore is transported by trucks, (10 tonne), to the Guanacevi milling and flotation facilities located about 5 km away.

The overall mining dilution based on Santa Cruz mining methods and configuration of the vein is estimated to be within a 5-10% range. The dilution material in almost all cases is mineralized and therefore it is difficult to estimate its impact on the final grades of the mined ore.

The Santa Cruz mine is ventilated by natural ventilation with the exception of some local areas where forced ventilation is required for maintaining airflow to ventilate advancing dead end headings. The mine is completely dry from the surface to the 13th level.

The mine is operating two 8 hours shifts 6 days a week. The miners are skilled and experienced in vein mining. They are not unionized. There is an incentive system in place rewarding personnel for good attendance and producing good ore grades and tonnage. The total work force consists of 34 people including a mine superintendent.

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Production from the mine in 2003 amounted to 3,588 tonnes of ore at an average grade of 550 g Ag/t and 1.0 g Au/t. The mining cost averaged US$11.89/t of ore. The mine is being charged US$17.50/t by the Guanacevi processing plant for ore processing.

Sampling Method and Approach: Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings:

1.	Channel samples of the mineralized zones exposed by the mine workings; and,

2.	Samples of the muck pile prior to transport of the ore to the mill.

Sample Preparation, Analyses and Security: At the mines, the mine workings are sampled under the direction of the Mine Superintendent across the vein, at maximum 1.0 m and minimum 0.1 m intervals. Splits are also taken along the sample line to reflect geological changes. Sampling is done by chip-channel (the channel approximately 10 cm wide), cut across the vein. Sample chips of similar size are collected on a canvas sheet then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kg sample, which is sent for fire assay to the mine assay laboratory. Sampled intervals are clearly marked on the underground rock faces with spray paint.

Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 g representative pulp sample for fire assaying. At the mine assay laboratory, no repeats, standards or blank samples are carried out. Check assays between the mine laboratory and the mine assays have been done occasionally.

Exploration and Development: The Issuer had proposed an initial Phase 1 exploration and development program and budget for the Santa Cruz Mine and Guanacevi Plant. The WGM Report, with some minor additions, concurs with and recommends the proposed Issuer’s program and budget which is as follows:

1.

To carry out a program of underground geological mapping and systematic sampling of all accessible underground workings. Review and compile into a geological model all underground and surface geological data including logging of existing drill core and development of a geological block model and mineral resource/reserve estimates;

2.

To develop concurrently with the above geological investigation, a surface topographic map to survey and locate all underground workings, all channel sample locations, the coordinates of the three surface diamond drillholes in North Porvenir and the coordinates of all new proposed drillholes and include the surveying and geological mapping of all ongoing mine workings;

3.	To carry out a diamond drilling program of approximately 5,600 m (approximately 24 drillholes) in San Guillermo area (south near Mina La Prieta) and in the North Porvenir area;

4.	To review all metallurgical data, to complete the testing of the sulphide mineralization, the oxide ore, and tailing treatment to optimize the mill;

5.	The preparation of mine plans by a consultant for the North Porvenir and the San Guillermo areas; and

6.

To contract the underground mine development of North Porvenir area (i.e., extension of the Porvenir ramp (1,000 m) and development of level 2350 drift, and an estimated 573 m of raises, 775 m of sublevels and 520 m of crosscuts).

Guanacevi mineral processing plant

Introduction: The field office for the plant and mine operations are located at the Guanacevi plant site, and the head office in Durango. The Guanacevi Plant has a totalled installed grinding/flotation capacity of 800 tonnes per day ("tpd") and cyanidation/leach capacity of 600 tpd. Although the plant operates as a toll treatment plant, it is presently being operated at less than 10% of its installed capacity. The plant is clean and well operated with a trained staff of 71 personnel. Attached to the field office is an extremely well organized, clean, parts and supplies warehouse with an inventory of approximately US$100,000. A 5 km well-maintained dirt road connects the plant and mine. Two 10 tonne highway haul trucks transport

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the ore to the plant. The industrial water for the plant is recycled, with make-up water (60,000 m3/year, fresh water) from a nearby underground mine. Electrical power (34 kV) from the Federal Power Authority supplies the power to both the plant and mine. Across the road from the plant is a small fenced-in mine/mill townsite of 5 homes with a tennis court and swimming pool.

Ore Processing: The Guanacevi milling and flotation facilities process ore from the Santa Cruz and the nearby Barradon mine as well as the old tailings from the tailings pond. The milling and flotation section capacity is 650 tpd (using 4 ball mills in operation). The cyanide leach plant is processing up to 550 tpd of tailings from the flotation and from the tailings pond.

The milling and flotation section is currently underutilized due to the lack of an adequate amount of feed from the mines and as a result only processes up to 150 tpd of ore. The cyanide plant processes 150 tonnes of tailings from flotation and 400 tonnes of old tailings for the total throughput of 550 tpd.

The milling and flotation circuit comprises an integrated processing complex with the cyanide leach circuit. The concentration ratio at the flotation is typically 18:1 and can go as high as 30:1. The Guanacevi Plant ore processing flowsheet consists of ore storage bins, conventional crushing and screening (-5/8”), ball fine milling (70% passing 200 mesh) followed by two stages of flotation. The concentrates are dried and shipped by 10 tonne trucks to Peñoles Met- Mex facility in Torreon for smelting and refining. The flotation recoveries are around 80-85% for silver and 70-80% for gold, based on Santa Cruz and Barradon combined feed. The flotation circuit previously produced a bulk concentrate in early 1990s.

In the past, when the Guanacevi plant was processing feed from a much larger number of mines, recoveries varied from the low 70% almost to the 90% for silver and from the low 60% to high 80% for gold.

The silver and gold are recovered to flotation zinc and lead concentrates. The tailings from flotation are mixed with tailings recovered from the tailings pond and are subjected to cyanide leach process for final recovery of silver and gold. The retention time at the leach plant is about 20 hours.

The tailings from the flotation plant and those recovered by hydraulic monitoring from the tailings pond are transported to a 50' diameter thickener and are thickened to 50% solids slurry. The thickened slurry is transferred to leaching tanks (12 units each at 40 tonnes capacity) arranged for gravity flow from tank to tank. The site utilizes only 7 leaching tanks. The tanks are positioned in two rows of six units in each row. Each tank is equipped with an agitator. NaCN is added to the slurry at a ratio of 0.75 kg per tonne of slurry. Oxygen is injected at the first tank to the slurry to lower retention time of the process. The solution from the leaching tanks is processed through 5 thickeners. The pregnant solution goes to Merrill-Crowe plant for extraction and precipitation of the silver-gold precipitate A small furnace smelts the precipitate to produce dore, which is sold to the silver industry in Guadalajara, Jalisco, Mexico.

The tailings, feeding the cyanide leaching plant, contain on average 0.5 g Au/t and 110-120 g Ag/t. The cyanide leaching recoveries of gold and silver are in a range of 60-65%.

The Guanacevi Plant and facilities appear to be in good shape and will require only a moderate amount of sustaining capital for proper continuation of current production levels in the next few years.

In order to increase the production capacity to the designed level, the sustaining capital will have to be increased accordingly.

The 2003 milling cost per tonne of ore was US$22.95. Total cost including mining, milling and head office was US$34.80 per tonne of ore.

Environmental Considerations: In June 2003 the Guanacevi Plant was granted a “Certificado de Industria Limpia” by the Federal Environmental Agency of Mexico in recognition of plant compliance

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with the federal environmental laws. The Guanacevi Plant monitors all the effluents and air quality at the site and in particular around the tailings pond. Regular monitoring and laboratory testing are contracted out to a qualified contractor.

The site uses cyanide for leaching tailings from the flotation and tailings recovered from the tailings pond. The leach plant before discharging the tailings to the tailings pond neutralizes them in a three-stage cyanide kill circuit. The whole cyanide kill process is controlled and monitored. On average the amount of cyanide residue in discharge is four times lower than allowable limit.

The slope of the tailings pond appears to show signs of shallow erosion on the northwest side of the tailings empoundment.

There was no environmental investigation conducted at the Guanacevi plant or the mine site.

Otish Mountain Properties

Introduction: The Issuer had a 50% interest in two properties located in the Mistassini-Otish area of northern Quebec. In consideration, the Issuer paid $31,000 and issued 150,000 post-consolidation common shares to the vendor. The properties were subject to a 3% gross over-riding royalty on all diamond production and a 3% net smelter royalty on all other mineral production. The Issuer had the option to purchase ½% of each of the two royalties for $250,000.

The Issuer’s interest in the Otish Mountain properties were the subject of a report dated September 20, 2002 (the “Chapman Report”) which was prepared by Jim Chapman, BSc, PGeo, of Tamri Geological Ltd., Bowen Island, BC, a copy of which had been filed with the applicable regulatory bodies in January 2003. The Chapman Report complied with National Instrument 43-101 as based on the Exemption Order dated December 18, 2002 granted by the British Columbia Securities Commission.

The following description of the Otish Mountain properties has been summarized primarily from the Chapman Report. Further details are provided in the Chapman Report which is accessible at www.sedar.com.

The Issuer wrote-off the property in the fiscal year ended February 29, 2004.

Property Description and Location: The Otish Mountains Diamond Project, which consisted of the Otish 1 and Otish 2 blocks, overlies the Otish Mountains in north central Quebec, approximately 275 kilometres northeast of the town of Chibougamau and 750 kilometres north of Montreal. The Issuer had acquired a 50% interest in each of these properties as described below.

The Otish 1 consisted of 220 contiguous mineral claim cells covering approximately 11,654 hectares on NTS mapsheet 33A/01. Title was granted on February 23, 2002 for 160 cells and the remaining 60 cells on March 22, 2002. The centre of the property is approximately located at 520 05’ north latitude and 720 10’ west longitude.

The Otish 2 property consisted of 40 contiguous mineral claim cells covering approximately 2,120 hectares on NTS mapsheet 33A/02. The centre of the property is approximately located at 520 02’ north latitude; 720 43’ west longitude.

There were no known environmental liabilities arising from previous exploration.

Accessibility, Climate, Local Resources, Infrastructure and Physiography: The Otish Mountains region of north central Quebec is virtually unpopulated except for the seasonal hunting and trapping periods when the local Cree Indians utilize their field camps. Typical of the interior shield region, winter generally extends from late October to early April and temperatures regularly drop to –400C. The region

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receives annual precipitation of approximately 80 centimetres, with accumulations of several metres of snow during the winter months. Summers are characteristically mild, with daytime temperatures averaging 150 Celsius.

The Otish Mountains are a prominent northeasterly trending linear range that rise above the otherwise low lying shield. Elevations range from 450 metres in the Timiscamie River valley to 900 metres in the Otish Mountains. Lowlands are typically wet marsh or muskeg with local eskers. Hillsides and higher elevations are sparsely covered by stunted spruce and pine forest.

The area is accessible most of the year by float or ski-equipped aircraft from Chibougamau, Lake Albanel airbase or from the Mistassini Reserve, (325 kilometres, 175 kilometres and 150 kilometres, respectively, southwest of the project area). Countless lakes clutter the landscape but only a few of them are suitable for aircraft. The most prominent lake in the area is Lac Barou. A winter road from Lake Albanel to the old Eastmain mine traverses the project area but is not currently maintained. However the airstrip at the mine is usable by aircraft up to a DC 3.

History: Ashton Mining of Canada Inc. (“Ashton”) and its partner SOQUEM Inc. have been active in the area since 1996 and have acquired the largest land holdings in the region. They carried out a regional scale heavy mineral sampling program followed up with airborne geophysical surveys to identify potential kimberlite targets. This work culminated in late 2001 with the discovery of the Renard 1 and 2 kimberlites. These kimberlites proved to be diamondiferous, containing both micro and macro diamonds, and fuelled extensive additional exploration in the area. Five additional kimberlites have since been discovered in the Renard cluster, all of which were diamondiferous.

Ashton reported in November 2002 that the diamond analysis from a 4.11 tonne sample collected from the Renard 4 kimberlitic intrusion resulted in an estimated diamond content of 66 carats per hundred tones (“cpht”) and in June 2003 the diamond analysis from a second 4.11 tonne sample from Renard 4 resulted in an estimated diamond content of 33 cpht, thereby resulting in a combined estimated diamond content 50 cpht from the 8.22 tonne combined sample. In late June 2003, Aston also recovered a large clear diamond with exposed surfaces measuring approximately 8.8x8.2x4.8 mm from a drill core from the Renard 65 kimberlitic body in north-central Quebec.

Pure Gold Minerals Inc. (“Pure Gold”) has conducted two diamond drill programs on airborne magnetic anomalies within their Tichegami Property. This work has identified at least two additional kimberlitic bodies. No diamonds were recovered from either kimberlite.

Regional Geology: The northern Quebec region in which the Otish Mountains Diamond Project is located is underlain by the Archean age Superior craton. The Proterozoic Otish and Papaskwasati basins are situated within the Superior Structural Province near a poorly defined metamorphic Grenville front. The Superior basement lithologies consist of gneiss and migmatite, metavolcanic rocks and metasedimentary fold belts as well as granite. All units are thought to be Archean age although recent age dating indicates a possible Aphebian age (1800-2400 M.A.). These younger dates may reflect a metamorphic overprint on Archean rocks during the Kenoran and Hudsonian orogenies.

A basement complex of gneiss and migmatite underlies most of the project area. It is variable in appearance, ranging from schistose, layered gneiss to nearly massive granite. Quartz-biotite-feldspar gneiss predominates. Metavolcanic and metasedimentary sequences outcrop as narrow east-west directed belts. They are composed of metamorphosed acid to mafic tuff, volcanic flows and fragmented volcanic rocks, intercalated with sandstones, conglomerates, cherty iron formation and chlorite schist. The granitic complex is typically coarse grained, equigranular and composed of quartz, feldspar and minor amounts of mafic minerals.

The Otish Mountains Diamond Project lies within the Témiscamie-Corvette (TCZ) structural corridor and is intersected by two major lineaments as shown on the tectonic map of Quebec provided by Hocq, 1994.

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The Beaver Lake kimberlite body occurs at the triple junction of these structural features. The age of the Beaver Lake kimberlite is believed to be Lower Cambrian, approximately 536Ma, (Moorhead, 2002).

Property Geology: No diamond exploration had been carried out on the property to date of the report so information contained within this section is derived from published reports and work carried out by the author on neighbouring properties. Published geologic maps of the area show the bedrock to consist of Archean migmatites and granitoids. The southeastern portion of the property is in addition overlain by a thick sequence of glacial till.

Previous exploration in the region has identified one uranium and a thorium occurrence within the property boundaries of the Otish 1 block. Uranium mineralization occurs as pitchblende, uranophane and autunite in veins and in biotite rich pegmatites within the Archean rocks. Regionally pitchblende has also been recognized as occurring as veins and disseminations in Proterozoic sandstones and dolomites.

Targeted Deposit Type: Diamond exploration involves the search for and evaluation of kimberlites and lamproites, which are the host rocks to all currently producing primary diamond deposits. Kimberlites generally occur in clusters consisting of from 6 to 40 pipes, with each cluster covering an area of up to 100 kms in diameter. The accepted mode of formation of kimberlites is an eruptive magmatic event, which initiates in the upper mantle, entrains the diamonds, then carries them along with fragments of mantle and crustal rocks to the surface. Factors that control the formation and location of these kimberlites include a thick stable craton and deep-seated structural breaks.

The Superior Province of Quebec, which underlies the Otish Mountains area, in addition to being one of the largest stable cratons in the world has a thick well-preserved root zone in excess of 300 kms deep making it highly prospective for diamond formation and preservation. The presence of the Lac Beaver pipe of DITEM Explorations, the Renard pipes located by Ashton and the Pure Gold’s H2 kimberlites are proof that the region can host diamondiferous kimberlites.

Till geochemical sampling is generally the next step in the exploration process. The identification of diamonds and kimberlite indicator minerals (KIM) indicate a potential kimberlite cluster within the glacial till source area. KIM minerals including pyrope garnets, ilmenites, chrome diopsides, chromite and olivine among others, are useful because they are not readily destroyed during glacial erosion and transportation. These minerals are an aid in locating kimberlite bodies due to their highly resistive nature and relative abundance compared to diamonds. Additionally, indicator minerals may have unique characteristics such as high chromium, low calcium compositions (G10) garnets, which make up approximately 85% of the garnet inclusions within diamonds. Picroilmenite, which is a high magnesian ilmenite, can provide a measure of the preservation of any diamonds carried within the kimberlitic body. Chromites with a high chrome content may be indicative of temperature / pressure conditions within the diamond stability field.

Exploration: Regional scale airborne magnetic surveys and geological maps provided some indication of the prospectivity of the region to host kimberlites. The government airborne magnetic survey, although flown at 800 m line spacing, is useful in outlining the gross geologic features of the region which will have a bearing on the type of exploration program to be carried out. On the Otish 1 block the magnetic pattern defines the strongly magnetic NNW trending diabase dyke which lies on the western edge of the property. In addition the magnetics clearly show the extent of the thickened till cover as it masks the underlying signature of the migmatite / gneiss, granitoid bedrock. Circular and elongate magnetic highs, which could potentially represent kimberlitic pipes or dykes are present on the block. Similar magnetic features are also present on the Otish 2 block.

Mineralization: There were no mineral deposits or significant mineral occurrences known on the Otish properties at that time. Within the Otish Mountains area the only recorded mineral production was derived from the Eastmain Gold Mine in 1995. Other mineral occurrences of significance are the diamondiferous kimberlites of Ashton and partners, the Beaver Lake pipe and the newly discovered Pure Gold kimberlite.

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The Otish Mountains region of north central Quebec is highly prospective for diamond exploration, as evidenced by the recently discovered Renard 1 to 7 kimberlites that returned up to 29 macro diamonds and the previously discovered Beaver Lake kimberlite that contained four macro diamonds. As evidenced by the more than 300 kimberlites discovered within the Slave Craton and other worldwide occurrences, kimberlite bodies occur in clusters.

The Issuer had acquired a 50% interest in two properties within the core of the Otish Mountains. Ashton Mining Canada Inc., Pure Gold Minerals and Ditem Explorations all have discovered kimberlitic bodies within their property holdings in this area. Eight of the 10 kimberlites discovered to date in this region have proved to be diamondiferous. It was concluded that the Issuer was warranted to conduct exploration on these two properties in order to identify kimberlite targets within the Otish Mountains Diamond Project area.

Sampling Method and Approach: No samples were collected from the Otish Mountains Diamond Project. During the proposed till sampling program, sample sites would have been selected by a geologist familiar with Quaternary geology to determine the most suitable site. Qualified personnel under the supervision of the project supervisor would have undertaken collection of the sample. The till sample would have been screened on site to the appropriate size and weight fraction, placed into individually labelled sample bags and securely stored. Records would have been kept for each sample documenting the sample number, weight, screen size, sampler and geological observations. The samples would then be sealed and transported to a secure storage area prior to transfer to the selected laboratory.

Once a kimberlite indicator mineral train has been identified, prospecting and more detailed till sampling would have been undertaken in an attempt to locate the source of the mineral train. Magnetic anomalies located up ice of strong indicator mineral trains would become high priority targets for follow up drilling. The magnetic signature of the surface exposure or drill core would be measured utilising a magnetic susceptibility meter to attempt to determine the source of the magnetic anomaly. Targets would be quickly evaluated using this method without incurring excessive drill costs.

Sample Preparation, Analyses and Security: Samples requiring determination of diamond content are generally processed by caustic dissolution. This treatment efficiently produces a concentrate from which diamonds and indicator minerals can be readily extracted for microscopic examination.

During the sample handling procedure, a chain of custody is maintained and the sample shipment tracked. Samples are placed into uniquely numbered sample bags with a third of a three-part tag placed in the bag in the event the writing is obscured. A record of the sample location and specific details is documented in the tag book. A representative sample is also collected for reference at a later date. At all times access to the samples is limited to authorised personnel. Results from the laboratory are reported directly to the Qualified Person who disseminates the information as required.

Mineral Processing and Metallurgical Testing: The property was at an early stage of exploration. No mineral processing or metallurgical testing had been carried out on the property.

Mining Operations: The property was at an early stage of exploration. No ore bodies were known to exist and therefore no mining operations were known on the property.

Exploration and Development: It was recommended that the following exploration programs be conducted on both the Otish 1 and Otish 2 properties in an effort to identify diamond bearing kimberlite bodies. A program of airborne magnetic geophysical surveys, till geochemistry and prospecting was warranted for each of these properties. As a Qualified Person, it was the opinion of Jim Chapman, P.Geo., author of the Chapman Report, that the character of the Otish 1 and Otish 2 properties was of sufficient merit to justify the recommended program.

Endeavour Silver Corp.

A two-phase exploration program was recommended for the Otish Mountains Diamond Project. The Phase One program consisted of airborne magnetic geophysical surveys over each property. A budget of $49,000 was required to support this program. Evaluation of the airborne data allowed for targeted till sampling of the high priority magnetic anomalies. The Phase Two program consisting of till geochemistry, ground magnetics and prospecting can then be implemented. Cost of the Phase Two program was estimated at $162,500.

The Issuer wrote-off the property in the fiscal year ended February 29, 2004.

ITEM 5:	DIVIDENDS

5.1	Dividends

No dividends have been declared during the past three fiscal years. The Issuer has no present intention of paying dividends on its common shares as it anticipates that all available funds will be invested to finance further acquisition, exploration and development of its mineral properties.

Subject to the Business Corporations Act (British Columbia), the Directors of the Issuer may from time to time declare and authorize payment of such dividends, if any, as they may deem advisable and need not give notice of such declaration to any shareholder. No dividend shall be paid otherwise than out of funds and/or assets properly available for the payment of dividends and a declaration by the Directors as to the amount of such funds or assets available for dividends shall be conclusive. The Issuer may pay any such dividend wholly or in part by the distribution of specific assets and in particular by paid up shares, bonds, debentures or other securities of the Issuer or any other corporation or in any one or more such ways as may be authorized by the Issuer or the Directors and where any difficulty arises with regard to such a distribution the Directors may settle the same as they think expedient, and in particular may fix the value for distribution of such specific assets or any part thereof, and may determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled shall be made to any shareholders on the basis of other value so fixed in order to adjust the rights of all parties and may vest any such specific assets in trustees for the persons entitled to the dividend as may seem expedient to the Directors.

Any dividend declared on shares of any class by the Directors may be made payable on such date as is fixed by the Directors.

Subject to the rights of shareholders (if any) holding shares with special rights as to dividends, all dividends on shares of any class shall be declared and paid according to the number of such shares held.

The Directors may, before declaring any dividend, set aside out of the funds properly available for the payment of dividends such sums as they think proper as a reserve or reserves, which shall, at the discretion of the Directors, be applicable for meeting contingencies, or for equalizing dividends, or for any other purpose to which such funds of the Issuer may be properly applied, and pending such application may, at the like discretion, either be employed in the business of the Issuer or be invested in such investments as the Directors may from time to time think fit. The Directors may also, without placing the same in reserve, carry forward such funds, which they think prudent not to divide.

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

No dividend shall bear interest against the Issuer. If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made

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payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

Notwithstanding anything contained in the Issuer’s Articles, the directors may from time to time capitalize any surplus of the Issuer and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Issuer as a dividend representing the surplus or any part of the surplus.

ITEM 6:	DESCRIPTION OF CAPITAL STRUCTURE

6.1	General Description of Capital Structure

The Issuer’s capital structure comprises of only one class of shares. The Issuer’s authorized share capital comprises of unlimited number of common shares without par value.

The following table provides a summary concerning the Issuer’s share capital as of August 31, 2004 and February 29, 2004:

	August 31, 2004	February 29, 2004

Authorized share capital	Unlimited number of common shares without par value	100,000,000 common shares without par value
Number of shares issued and outstanding	18,088,268 common shares without par value	11,131,550 common shares without par value

As at January 25, 2005, the Issuer has 19,650,269 common shares issued and outstanding.

All common shares of the Issuer rank equally as to dividends, voting powers and participation in assets and in all other respects. Each share carries one vote per share at meetings of the shareholders of the Issuer. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, pre-emptive rights or subscription rights attached to the common shares. The shares presently issued are not subject to any calls or assessments.

Item 5.1 provides further details of dividends.

6.2	Constraints

To the best of its knowledge, the Issuer is not aware of any constraints imposed on the ownership of its securities to ensure that the Issuer has a required level of Canadian ownership.

6.3	Ratings

To the best of its knowledge, the Issuer is not aware of any ratings, including provisional ratings, from rating organizations for the Issuer’s securities which are outstanding and continue in effect.

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ITEM 7:	MARKET FOR SECURITIES

7.1	Trading Price and Volume

The Issuer’s common shares are listed and posted for trading on the TSX Venture Exchange under the symbol “EDR”.

The price ranges and volume traded on the TSX Venture for each month for the six months ended August 31, 2004 and for the most recently completed fiscal year ended February 29, 2004 are set out below:

Month	High	Low	Volume
August 2004	$1.51	$1.13	889,600
July 2004	$1.52	$1.10	613,000
June 2004	$1.45	$1.11	499,800
May 2004	$1.46	$1.15	765,100
April 2004	$2.00	$1.34	2,229,600
March 2004	$1.98	$1.60	1,167,000
February 2004	$2.00	$1.15	2,360,200
January 2004	$1.45	$0.58	1,208,000
December 2003	$0.62	$0.42	426,300
November 2003	$0.65	$0.36	577,300
October 2003	$0.40	$0.28	440,600
September 2003	$0.38	$0.31	124,800
August 2003	$0.34	$0.24	251,700
July 2003	$0.23	$0.22	128,300
June 2003	$0.22	$0.18	80,700
May 2003	$0.29	$0.20	31,000
April 2003	$0.36	$0.28	33,400
March 2003	$0.38	$0.31	90,300

ITEM 8:	ESCROWED SECURITIES

8.1	Escrowed Securities

Escrowed Securities
Designation of class	Common shares without par value
Number of securities held in escrow	93,750
Percentage of class	0.48% (as of January 25, 2005)

As at January 25, 2005, the Issuer has a total of 93,750 common shares held in escrow, the release of which is subject to regulatory approval. The escrow agent is Computershare Trust Company of Canada.

ITEM 9:	DIRECTORS AND OFFICERS

9.1	Name, Occupation and Security Holding

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The following is a list of the current directors and officers of the Issuer, their province/state and country of residence, their current positions with the Issuer and their principal occupations during the past five years:

Name and Province/State and Country of Residence	Principal Occupation for the Last Five Years	Current Position with the Issuer and Period of Service	Approximate number and percentage of voting securities owned, directly or indirectly or over which direction or control is exercised (2)
Bradford J. Cooke (1) British Columbia, Canada	President, CEO and Director of Canarc Resource Corp.	Director, President and Chief Executive Officer (Since July 25, 2002)	975,000 (4.96%)
Godfrey J. Walton British Columbia, Canada	President, G.J. Walton & Associates Ltd.	Director and Vice- President (Since July 25, 2002)	146,100 (0.74%)
Leonard Harris (1) Colorado, USA	Retired, and Director of Glamis Gold Ltd., Corriente Resources Inc. and Solitario Resources Corp.	Director (Since July 24, 2003)	40,000 (0.20%)
Mario D. Szotlender (1) Caracas, Venezuela	President, Tombstone Explorations Co. Ltd.	Director (Since July 25, 2002)	62,500 (0.32%)
Stewart L. Lockwood British Columbia, Canada	Lawyer, Vector Corporate Finance Lawyers from 2001 and was in house counsel for Canarc Resource Corp prior thereto	Corporate Secretary (Since July 25, 2002)	9,700 (0.05%)

(1)	Audit Committee members.

(2)	As of January 25, 2005, in which the Issuer has 19,650,269 common shares issued and outstanding.

As of the date hereof, the Issuer does not have an executive committee.

Directors' Terms of Office

The directors have served as directors of the Issuer since the date shown above and their terms of office expire at the beginning of the next annual general meeting.

Control of Securities

The directors and officers of the Issuer beneficially own, directly or indirectly, have control of or direction over an aggregate of 1,233,300 common shares of the Issuer, representing approximately 6.27% of the issued and outstanding common shares (ie. 19,650,269 common shares) as of the date of this AIF (excluding those issuable on the exercise of share purchase warrants).

Endeavour Silver Corp.

9.2	Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As at the date of the AIF and during the 10 years prior to the date of the AIF, none of the directors or officers of the Issuer or a shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer:

(a)	is or has been a director or executive officer of any company (including the Issuer), that while that person was acting in that capacity:

(i)

was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

(b)

has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

Subsequent to December 31, 2000, no director, officer or promoter of the Issuer or a shareholder holding a sufficient number of securities of the Issuer to affect materially the control of the Issuer, is or has:

(a)

been the subject of any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

9.3	Conflicts of Interest

The Issuer's directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Issuer may participate, the directors of the Issuer may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Issuer's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In accordance with the laws of British Columbia, the directors of the Issuer are required to act honestly, in good faith and in the best interests of the Issuer. In determining whether or not the company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily

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consider the degree of risk to which the Issuer may be exposed and its financial position at the time.

The directors and officers of the Issuer are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosure by the directors of conflicts of interest and the Issuer will rely upon such laws in respect of any directors' and officers' conflicts of interest in or in respect of any breaches of duty by any of its directors and officers. All such conflicts will be disclosed by such directors or officers in accordance with the Business Corporations Act (British Columbia) and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

To the best of its knowledge, the Issuer is not aware of any such conflicts of interest.

ITEM 10:	PROMOTERS

Within the three most recently completed financial years ended February 29, 2004 and February 28, 2003 and 2002 and during the current 2005 fiscal year, the Issuer does not have nor employed any person or company acting or performing as a promoter for the Issuer.

ITEM 11:	LEGAL PROCEEDINGS

11.1	Legal Proceedings

There are no known legal proceedings to which the Issuer is a party or to which any of its property is the subject or any such proceedings known to the Issuer to be contemplated.

ITEM 12:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

12.1	Interest of Management and Others in Material Transactions

Other than as set forth below and in this AIF and in the Issuer’s unaudited interim financial statements and audited year end financial statements and other than transactions carried out in the ordinary course of business of the Issuer or its subsidiary, within the three most recently completed financial years ended February 29, 2004 and February 28, 2003 and 2002 and during the current 2005 fiscal year, none of the following:

(a)	director or executive officer of the Issuer;

(b)

a person or company that is direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of any class or series of the outstanding voting securities of the Issuer; and

(c)	an associate or affiliate of any of the persons or companies referred to in the above paragraphs (a) or (b),

has, to the best of the Issuer’s knowledge, any material interest, direct or indirect, in any transaction that has materially affected or will materially affect the Issuer and its subsidiary.

The Issuer’s directors and officers may serve as directors or officers of other public resource companies or have significant shareholdings in other public resource companies and, to the extent that such other companies may participate in ventures in which the Issuer may participate, the directors of the Issuer may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. The interests of these companies may differ from time to time. Items 4.2 and 9.3 provide further details.

Endeavour Silver Corp.

In particular, pursuant to an option agreement dated June 20, 2002, the Issuer acquired a 50% interest in two properties located in the Mistassini-Otish area of northern Quebec, Canada. In consideration, the Issuer paid $31,000 and issued 150,000 post-consolidation common shares to the vendor. The properties was subject to a 3% gross over-riding royalty on all diamond production and a 3% net smelter royalty on all other mineral production. The Issuer had the option to purchase ½% of each of the two royalties for $250,000. Subsequent to the transaction, the vendor became President and a director of the Issuer. The property was written off in fiscal 2004.

ITEM 13:	TRANSFER AGENT AND REGISTRAR

13.1	Transfer Agent and Registrar

The Issuer’s transfer agent and registrar is:

Computershare Trust Company of Canada
3rd Floor, 510 Burrard Street
Vancouver, BC
Canada, V6C 3B9

ITEM 14:	MATERIAL CONTRACTS

14.1	Material Contracts

There are no other contracts, other than those herein disclosed in this AIF and other than those entered into in the ordinary course of the Issuer’s business, that is material to the Issuer and which was entered into in the most recently completed fiscal year ended February 29, 2004 or before the most recently completed financial year but is still in effect as of the date of this AIF.

Items 3.2 and 4.4 provide further details of material contracts.

ITEM 15:	INTERESTS OF EXPERTS

15.1	Names of Experts

KPMG LLP are the external auditors of the Issuer and reported on the fiscal 2004 audited financial statements of the Issuer which were filed with securities regulators on July 13, 2004.

A Technical Review of the Guanacevi Project in Durango State, Mexico, dated March 12, 2004 and amended April 21, 2004, and prepared by Velasquez Spring, P.Eng., Senior Geologist, and Andrew Harasimowicz, P.Eng., Senior Associate Mining Engineer, of Watts, Griffis and McOuat Limited, Consulting Geologists and Engineers, was filed with securities regulators on April 23, 2004.

Geological Summary Report on the Otish Mountain Diamond Project, Otish Mountains Region, North Central Quebec, dated September 20, 2002 and prepared by Jim Chapman, BSc, PGeo, Tamri Geological Ltd., was filed with securities regulators on January 2, 2003.

15.2	Interests of Experts

Endeavour Silver Corp.

To the best of its knowledge, the experts named in Item 15.1 did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Issuer when the experts prepared their respective reports.

ITEM 16:	ADDITIONAL INFORMATION

16.1	Additional Information

Additional information relating to the Issuer are as follows:

(a)	may be found on SEDAR at www.sedar.com;

(b)

additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Issuer’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Issuer’s Information Circular pertaining to its most recent Annual General Meeting of securityholders that involves the election of directors; and

(c)

is also provided in the Issuer’s financial statements and management discussion and analysis for its most recently completed financial year ended February 29, 2004 and for the six months ended August 31, 2004.

Endeavour Silver Corp.